

Mail Stop 3720

April 17, 2009

Via U.S. Mail and facsimile to (408) 572-5243

Michael C. McCarthy III
Chief Legal Officer and Corporate Secretary
Infinera Corporation
169 Java Drive
Sunnyvale, CA 94089

  Re: Infinera Corporation
    Preliminary Proxy Statement on Schedule 14A
    Filed April 10, 2009
    File No. 001-33486

Dear Mr. McCarthy:

  We have limited our review of your filing to those issues we have addressed in our comment below. Where indicated, we think you should revise your documents in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. We may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Compensation Discussion and Analysis, page 31

1. We note the statement on page 35 that your compensation committee took into account each executive's "seniority, position, functional role and level of responsibility" in determining such officer's base salary. We also note your statement on page 37 that the annual performance equity awards are driven in part by your officers' "ability to impact [y]our results that drive stockholder value, their organization level, [and] their potential to take on roles of increasing responsibility." Please analyze in more detail how the committee's consideration of these individual performance, subjective and other

mentioned factors resulted in the compensation awarded to your named executive officers. See Item 402(b)(2)(vii) of Regulation S-K.

Base Salaries, page 35

2. We note your statement on page 35 that base salaries for your senior executives were "generally positioned between the 25th and 50th percentile of the 2008 Peer Group, although actual base salaries may be higher or lower than this targeted positioning..." You also disclose on page 37 that your objective was to target long-term equity incentive compensation at the 75th percentile relative to market practices. Please indicate where the amounts of your actual named executive officer's base salary and long-term equity incentive compensation fell within the targeted percentile ranges. To the extent the compensation was outside of your targeted percentile range, please explain why.

Incentive Bonus, page 36

3. On page 36, you state the types of company performance measures the committee established for determining incentive bonus compensation. Please also disclose the performance targets that had to be reached for payment to each officer. See Item 402(b)(2)(v) of Regulation S-K. To the extent you believe that disclosure of these objectives or targets is not required because it would result in competitive harm such that you may omit this information under Instruction 4 to Item 402(b) of Regulation S-K, please provide in your response letter a detailed explanation of such conclusion. For further guidance, please refer to Question 118.04 in our Regulation S-K Compliance and Disclosure Interpretations, available on our website at http://www.sec.gov/divisions/corpfin/cfguidance.shtml.

*   *   *   *

As appropriate, please revise your preliminary proxy statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing. Please contact Jessica Plowgian, Attorney-Advisor, at (202) 551-3357, Kathleen Krebs, Special Counsel, at (202) 551-3350 or me, at (202) 551-3810, with any other questions.

Sincerely,

/s Kathleen Krebs, for
Larry Spirgel
Assistant Director

Cc: Richard A. Kline (via facsimile)